EXHIBIT (A)(14)


FOR IMMEDIATE RELEASE

CONTACTS:
     CSX Corporation                         Conrail Inc.
     Thomas E. Hoppin                        Craig R. MacQueen
     (804) 782-1450                          (215) 209-4594

     Kekst and Company                       Abernathy MacGregor Group
     Richard Wolff                           Dan Katcher/Matthew Sherman
     (215) 593-2655                          (212) 371-5999

               CSX AND CONRAIL SUE NORFOLK SOUTHERN FOR
                         TORTIOUS INTERFERENCE

          Richmond, VA and Philadelphia, PA, (December 5, 1996) -- CSX Corporation [NYSE: CSX] and Conrail Inc. [NYSE: CRR] announced today that they have filed counterclaims, in the United States District Court for the Eastern District of Pennsylvania, seeking damages and alleging, among other things, that Norfolk Southern has tortiously interfered with the CSX/Conrail Merger Agreement. It is further alleged that Norfolk Southern is acting not with the intention or expectation of acquiring Conrail shares at $110 per share but in order to disrupt and cripple a strategic alliance between CSX and Conrail. Because Norfolk Southern's wrongdoing is and has been malicious and intentional, CSX and Conrail are seeking punitive damages. A jury trial has been demanded.

          CSX and Conrail stated, "Despite Norfolk Southern's ongoing campaign to destroy the CSX/Conrail strategic merger, we are confident that the merger will be successfully completed. The purpose of these counterclaims is to make Norfolk Southern pay for its improper and unlawful conduct. We look forward to presenting these claims to a jury in Pennsylvania.

          "Norfolk Southern is frustrated by the sound business judgment of the Conrail Board that a strategic merger of equals between CSX and Conrail is in the best interests of Conrail and its constituencies. Norfolk Southern has flooded the marketplace with false and misleading information concerning both the CSX/Conrail merger and its conditional hostile tender offer. Norfolk should be held accountable for its actions."

          CSX Corporation, headquartered in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. CSX's home page can be reached at http://www.CSX.com.

          Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page can be reached at http://www.CONRAIL.com.




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